FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of  May 2016

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated May 3, 2016, announcing Telefonica del Peru
Selects Gilat to Extend Cellular and Broadband Coverage to Rural Areas Nationwide

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated May 3, 2016	By:	/s/ Ran Tal
Ran Tal
VP General Counsel

Gilat Satellite Networks Ltd. 21 Yegia Kapayim St., Kiryat Arye Petah Tikva 49130, Israel Tel: (972) 3 925-2000 Fax: (972) 3 925-2222 www.gilat.com

Telefonica del Peru Selects Gilat to Extend Cellular and Broadband
Coverage to Rural Areas Nationwide

To maximize satellite capacity, Peru's largest operator intends to migrate part of its installed base of thousands of Gilat VSATs from Ku- to Ka-band over a three-year period starting in 2017

Petah Tikva, Israel, May 3, 2016 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that Telefonica del Peru (TdP), Peru's largest telecommunications operator, placed orders for Gilat’s SkyEdge II-c platform to extend cellular and broadband coverage to rural areas nationwide. Gilat’s X-Architecture has the flexibility to support any number of frequency bands, enabling a smooth migration from Ku to Ka frequency bands.

As it enters the third and final phase of its Mobile License Renewal Contract (MLRC) with the Peruvian government, TdP ordered Gilat’s SkyEdge II-c platform – optimized for HTS with X-Architecture and Capricorn VSATs – for satellite-based cellular backhaul and rural broadband applications. Gilat previously supplied equipment to Telefonica for the MLRC project.

“As we transition to High-Throughput Satellites, we chose Gilat from among four of the world’s top satellite communications solution providers," emphasized Carlos Flores, Mobile and Rural Concession Manager of Telefonica del Peru. “Gilat provided us with the best combination of technology, knowhow and added value.”

“Gilat has been working with Telefonica del Peru intensively for years and has a deep understanding of their existing cellular backhaul network and future needs,” added Russell Ribeiro, VP Americas Accounts at Gilat Brazil. “Because our technology allows for a smooth migration path to Ka-band, we believe we are in a good position to help them meet their very demanding delivery schedule."

About Telefonica del Peru
Peru's largest telecommunications operator Telefonica del Peru provides fixed, mobile and public telephony, domestic and international long distance, Internet, fax, and cable TV services. Spain's Telefonica Internacional acquired Telefonica del Peru after it was created in 1995 through the merger of two state-owned companies, Entel Peru and CPT.

About Telefonica
Telefonica is one of the largest telecommunications companies in the world in terms of market capitalization and number of customers. With its best in class mobile, fixed and broadband networks, and innovative portfolio of digital solutions, Telefonica is transforming itself into a ‘Digital Telco’, a company that will be even better placed to meet the needs of its customers and capture new revenue growth.

The company has a significant presence in 21 countries and a customer base of over 327 million accesses around the world. Telefonica has a strong presence in Spain, Europe and Latin America, where the company focuses an important part of its growth strategy.

Telefonica is a 100% listed company, with more than 1.5 million direct shareholders. Its share capital currently comprises 4,864,341,251 ordinary shares traded on the Spanish Stock Market and on those in London, New York, Lima, and Buenos Aires.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com